14047870

mR

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 4 2014
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 WEST 200 SOUTH, SUITE 202
(No. And Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK FERGUSON (801) 364-6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100	Logan	Utah	84321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARIA SANCHEZ
Notary Public
State of Utah
Comm. No. 602905
My Comm. Expires Dec 20, 2014

Signature

Pres

Title

Notary Public 2-28-14

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
ACAP Financial, Inc.
Salt Lake City, Utah

Report on the Financial Statements

We have audited the accompanying financial statements of ACAP Financial, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial

statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2014

ACAP FINANCIAL INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
Assets		
Cash	$ 226,348	127,647
Securities owned	25,000	209,507
Receivables	146,606	102,690
Deposits with clearing organizations	150,000	150,000
Deposits	1,205	1,205
Furniture and equipment, at cost,		
Less accumulated depreciation of $68,018 and $67,886	429	561
Total Assets	$ 549,588	591,610
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$ 143,127	186,600
Trading deposits from sales representatives	30,000	30,000
Total Liabilities	173,127	216,600
Commitments, Contingencies, and Guarantees		
Subordinated borrowings	100,000	100,000
Stockholder's Equity		
Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding	500	500
Additional paid-in capital	999,500	999,500
Accumulated deficit	(723,539)	(724,990)
Total Stockholder's Equity	276,461	275,010
Total Liabilities and Stockholder's Equity	$ 549,588	591,610

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions	$ 1,465,235	835,524
Ticket charges	281,034	292,921
Other income	102,552	61,712
Interest income	27	3
Realized and unrealized gains (losses), net	(46,160)	17,079
Total Revenues	1,802,688	1,207,239
Expenses:		
Employee compensation and benefits	1,283,001	734,901
Regulatory and clearing fees	245,438	211,842
Other general and administrative expenses	100,741	92,621
Communications and data processing	22,057	60,985
Total Expenses	1,651,237	1,100,349
Net Income	$ 151,451	106,890

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2012	50,000	$ 500	$ 999,500	$ (831,880)	$ 168,120
Net income	-	-	-	106,890	106,890
Balance, December 31, 2012	50,000	500	999,500	(724,990)	275,010
Dividends	-	-	-	(150,000)	(150,000)
Net income	-	-	-	151,451	151,451
Balance, December 31, 2013	50,000	$ 500	$ 999,500	$ (723,539)	$ 276,461

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
Years Ended December 31, 2013 and 2012

Subordinated borrowings at January 1, 2012	$ 100,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2012	100,000
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2013	$ 100,000

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows From Operating Activities:		
Net Income	$ 151,451	106,890
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	132	552
(Increase) decrease in:		
Securities owned	184,507	(70,349)
Receivables	(43,916)	21,018
Deposit with clearing organizations	-	39,487
Increase (decrease) in accounts payable and accrued liabilities	(43,473)	18,917
Net Cash Provided by Operating Activities	248,701	116,515
Cash Flows From Investing Activities:		
Purchase of equipment	-	(660)
Net Cash Used in Investing Activities	-	(660)
Cash Flows From Financing Activities:		
Dividends paid	(150,000)	-
Net Cash Used in Financing Activities	(150,000)	-
Net Increase in Cash	98,701	115,855
Cash, Beginning of Year	127,647	11,792
Cash, End of Year	$ 226,348	127,647

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACAP Financial, Inc. (the Company) is a securities broker-dealer located in Salt Lake City, Utah dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Security trades are made with both customers and other security brokers and dealers located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains/losses, determined using specific identification method, are included in operations.

Receivables

Receivables are recorded on a trade date basis, which is the day each transaction is executed.

Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Furniture and Equipment

Items capitalized as furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of five to seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in securities and these transactions are recorded on the trade date, as if they had settled. Commissions earned on securities transactions and related expenses are also recorded on a trade-date basis.

Income Taxes

The Company, with the consent of the stockholder, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholder reports the entire corporate taxable income on his individual tax returns.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Tax years 2010, 2011, and 2012 remain open to examination by the U.S. Internal Revenue Service and by state taxing authorities.

Cash Flows
For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Management Estimates in Preparation of the Financial Statements
The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable consist of the following:

	2013	2012
Receivable from sales representatives	$ 62,603	57,290
Receivable from shareholder	84,003	45,400
	$ 146,606	102,690

Payables consist of the following:

	2013	2012
Accounts Payable	$ 107,064	167,591
Payroll and taxes payable	36,063	19,009
	$ 143,127	186,600

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

		2013	2012
Furniture and office equipment	$	68,447	68,447
Less accumulated depreciation		(68,018)	(67,886)
	$	429	561

NOTE 4 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through one broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits with Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $150,000 at all times. Any amounts in excess of this minimum deposit are considered cash equivalents.

NOTE 5 SECURITIES OWNED

Securities owned in the form of available for sale securities are recorded at fair market value and consist of the following:

		2013	2012
Securities, at cost	$	94,000	283,147
Unrealized holding loss		(69,000)	(73,640)
Securities, at fair value	$	25,000	209,507

NOTE 6 FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

NOTE 6 FAIR VALUE MEASUREMENTS (continued)

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following tables provide financial assets carried at fair value:

	December 31, 2013		
	Level 1	Level 2 & 3	Total
Common Stocks:			
Health care	$ 25,000	-	25,000
	$ 25,000	-	25,000

	December 31, 2012		
	Level 1	Level 2 & 3	Total
Common Stocks:			
Health care	$ 183,212	-	183,212
Materials and industrials	22,308	-	22,308
Consumer goods	1,821	-	1,821
Commerce	1,341	-	1,341
Technology	798	-	798
Other	27	-	27
	$ 209,507	-	209,507

The fair value of common stocks is based on the closing price reported on the active markets on which the individual securities are traded.

NOTE 7 SUBORDINATED BORROWINGS

The Company has a non-interest bearing subordinated demand payable to a shareholder in the amount of $100,000 as of December 31, 2013 and 2012, respectively.

NOTE 8 SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2013 and 2012, the Company paid no interest.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $224,144, which was $124,144 in excess of its required net capital of $100,000. At December 31, 2013, the Company's net capital ratio was 0.77 to 1.

NOTE 11 SUBSEQUENT EVENTS

The Company evaluated its December 31, 2013 financial statements for subsequent events through February 28, 2014, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule 1

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

NET CAPITAL:	
Total ownership equity	$ 276,461
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	276,461
Additions for subordinated borrowings and other credits	100,000
Total capital and allowable subordinated borrowings	376,461
Deductions for non-allowable assets	(148,240)
Net capital before haircuts on securities positions	228,221
Haircuts on securities:	
Trading and investment securities	(3,750)
Undue concentrations	(327)
Net Capital	$ 224,144
AGGREGATE INDEBTEDNESS	
Total liabilities from Statement of Financial Condition	$ 173,127
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 124,144
Excess net capital at 1000% (Net capital - 120% of minimum required)	$ 104,144
Ratio of aggregate indebtedness to net capital	0.77 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 224,471
Reconciling items	(327)
Net capital per above	$ 224,144

Schedule 2

ACAP FINANCIAL INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

ACAP FINANCIAL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

Schedule 3

ACAP FINANCIAL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of
ACAP Financial, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2014